EXHIBIT (a)(13)
Dear colleagues,
As you know, Alcan recently announced that it had agreed to combine with Rio Tinto, a leading international mining group headquartered in the UK and Australia that has made an offer to acquire Alcan.
This transaction is a winning combination for Alcan and for our business group. In fact, this alignment will allow the creation of a new global leader in the aluminium industry, to be called Rio Tinto Alcan. Rio Tinto Alcan will become a business group within Rio Tinto and will be headquartered in Montreal.
We will be part of a global organization with a strong portfolio of growth projects, world-leading assets and technology, and an attractive cost position bolstered by complementary mining, refining and smelting capabilities. This is a unique and exciting opportunity to join forces with a highly complementary and immensely strong global player.
The Primary Metal group will be one of the most important divisions of Rio Tinto Alcan and of all of Rio Tinto. We will become the largest aluminium producer in the world. And not to forget, Rio Tinto acquired Alcan not only for what it is today, but more importantly, for what it will become in the future by carrying out our many projects and initiatives.
I want you to know that I am enthusiastic about the great opportunities that this transaction presents to us. But we must maintain our momentum, with regards to our many projects in Oman, South Africa, Kitimat, Arvida, Iceland and Cameroon... amongst others! ...And also keep the pedal to the floor in our R&D programs and relentlessly pursue excellence in EHS and operations. Quite a program!
We are again at a turning point and our future is most promising. We will all have a significant contribution to make and be presented with new challenges and opportunities. I want to thank you ahead of time for your support and dedication, which have so well supported in the past our great performance and our disciplined execution.
The transaction should be completed before year-end and preparation for the integration will start shortly. Stay tuned, we will keep you posted.
Should you have questions or comments about Rio Tinto’s offer, don’t hesitate to write to me. To know more, I invite you to read the press release as well as the letter from Dick Evans available on the Alcan site.
Sincerely yours,
Michel Jacques
President and Chief Executive Officer